

November 16, 2011

Via Facsimile
Barney A. Richmond
Chief Executive Officer
Diamond Energy Partners, L.P.
1150 S US Highway 1, Suite 302
Jupiter, FL 33477-7236

   Re: **Diamond Energy Partners, L.P.**
       Item 4.01 Form 8-K
       Filed November 14, 2011
       File No. 0-51419

Dear Mr. Richmond:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please revise the date on the cover page to represent the date of the earliest event reported. It appears that date should be the date you engaged Alan R. Swift, CPA, P.A. since you previously reported the resignation/dismissal of D. Brooks and Associates CPA's, P.A. on Form 8-K filed November 24, 2010.

2. Please revise your disclosure in the third paragraph to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3. Please revise the date in the fourth paragraph to represent the subsequent interim period preceding the resignation of the former accountant. It appears that date should be October 6, 2010.

4. Please file an updated letter from D. Brooks and Associates CPA's P.A. as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief